Exhibit 4.6

FLEXPOINT SENSOR SYSTEMS, INC.

DESCRIPTION OF SECURITIES

Authorized Capital Stock

The Company has Two Hundred One Million (201,000,000) shares representing common stock of Two Hundred Million (200,000,000) shares, par value of $.001, and One Million (1,000,000) shares of preferred stock, par value of $.001.

The board of directors is authorized to issue the shares of preferred stock in prescribed series with a number of preferred shares to be included in each series and the qualifications, limitations or restrictions of that series.

Voting Rights

Each share of common stock is entitled to one vote upon each matter submitted to a vote of the stockholders.  A majority of our outstanding shares, represented by person or by proxy, shall constitute a quorum at each meeting of the shareholders.  If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on any matter shall be the act of the stockholders.  The stockholders may vote by voice vote or by ballot; provided, however, that all elections for director shall be by ballot.

Options

The Company has granted options to purchase 1,900,000 shares of common stock, which are vested and expire in 2027.The option price is $0.05 per share.

Transfer Agent

The Company’s transfer agent is Standard Registrar & Stock Transfer Co., Inc. located in Salt Lake City, Utah.